Prudential Investments LLC
655 Broad Street—17th Floor
Newark, New Jersey 07102

August 1, 2016

The Board of Directors
The Target Portfolio Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Management Fee Waiver: Prudential QMA Small-Cap Value Fund

To the Board of Trustees:

Effective August 1, 2016, Prudential Investments LLC (PI), as investment manager of the Prudential QMA Small-Cap Value Fund, has contractually agreed to waive fees payable to PI by the Fund up to 1 basis point to the extent that the Fund’s net annual operating expenses and acquired fund fees and expenses (exclusive of taxes, interest, 12b-1 fees, and certain other expenses) exceed 0.68% of the Fund’s average daily net assets on an annualized basis through November 30, 2017.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin___
Name: Scott E. Benjamin
Title: Executive Vice President